Exhibit 12.1

	Six Months Ended March 31,
Year	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income from Continuing Operations Before Inc. Tax	1,054	642	1,074	739	1,522	1,165	1,472
Interest Capitalized, Net (1)	(2)	(1)	(3)	(5)	(10)	(11)	(17)
Fixed Charges	213	229	455	431	191	194	191
Earnings as Adjusted	1,265	869	1,526	1,165	1,703	1,348	1,646

Fixed Charges:
Interest Cost (2)	195	211	418	401	167	171	169
Interest Allocable to Rent Expenses (3)	18	18	37	30	24	23	22
Fixed Charges	213	229	455	431	191	194	191
Ratio of Earnings to Fixed Charges	5.9	3.8	3.4	2.7	8.9	6.9	8.6

(1)	Includes amortization of capitalized interest less interest capitalized for the period.

(2)	Includes amortization of debt expense.

(3)	Portion of rent expense representing interest.

(4)	Interest on tax liabilities is included as an element of its income tax provision.